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Exhibit 4.(c)

ABC
PROTECTIVE LIFE INSURANCE COMPANY / P. O. BOX 2606 / BIRMINGHAM, ALABAMA 35202

FLEXIBLE COVERAGE TERM RIDER

        The Company has issued this rider as part of the policy to which it is attached (the policy). It is issued in return for the application and the payment of the Cost of Insurance for this rider. The Cost of Insurance for this rider is payable at the same time and in the same manner as the cost of insurance for the policy. The provisions of the policy apply to this rider except for those that disagree with this rider.

        Covered Insured.    Covered Insured means each person so named for this rider in an application or supplemental application, if approved by the Company.

        Policy Schedule.    Policy Schedule means the original Policy Schedule or Policy Specifications Page, or any supplemental Policy Schedule or supplemental Policy Specifications Page.

        Cost of Insurance.    The monthly Cost of Insurance for each Covered Insured is equal to (a), multiplied by (b), where:

  (a)
  is the monthly Cost of Insurance rate for such Covered Insured based on the attained age, sex and rate class of such Covered Insured, and the Effective Date of Coverage on such Covered Insured. The rates will be determined by the Company, based on the Company's expectations as to future mortality, persistency, investment yields, taxes and expenses, but cannot exceed those in the Table of Guaranteed Maximum Insurance Rates for such Covered Insured as shown in the Policy Schedule.

  (b)
  is the Benefit Amount of this rider for such Covered Insured as shown in the Policy Schedule divided by $1,000.

        Death Benefit.    The Death Benefit for each Covered Insured shall be the Benefit Amount of this rider for such Covered Insured as shown in the Policy Schedule. The Company agrees to pay the Death Benefit upon receipt of due proof of the death of the Covered Insured. The Covered Insured's death must occur while this rider and coverage are in force. Payment is subject to the provisions of the policy and this rider.

        Beneficiary.    The Beneficiary will be as designated in the application unless changed as provided in the policy.

        Changes in Coverage.    At any time after the first policy year, the Owner can request an increase or decrease in the Benefit Amount of this rider for any Covered Insured. The Owner's request must be received in writing at the Company's Home Office and is subject to the following conditions:

    1.
    The Owner must submit a supplemental application for an increase in Benefit Amount. The Company requires proof of insurability satisfactory to the Company. The amount of any increase must be at least equal to the Minimum Benefit Increase Amount shown in the Policy Schedule. The effective date for any increase approved by the Company will be shown in the Policy Schedule. Any increase will be subject to deduction of the Cost of Insurance for the increase from the cash value of the policy.

    2.
    Any decrease will go into effect on the monthly anniversary date that falls on or next follows receipt of the request. The decrease will first be applied against increases in the Benefit Amount in the reverse order in which they occurred. It will then be applied against the Benefit Amount provided under the original application. The Company reserves the right to prohibit any decrease for three years following an increase, and for one year following the last decrease. Furthermore, the Benefit Amount remaining in effect after any decrease cannot be less than the Minimum Benefit Amount shown in the Policy Schedule.

        Effective Date of Coverage.    The effective date of the coverage under this rider shall be as follows:

    1.
    The Date of Issue or Policy Effective Date, if applicable, shall be the effective date for all coverage provided in the original application.

    2.
    For any coverage applied for by supplemental application, the effective date shall be the date the Company approves the supplemental application.

    3.
    For any coverage that has been reinstated, the effective date shall be the date the Company approves the reinstatement.

        Misstatement of Age or Sex.    Questions in the application concern each Covered Insured's date of birth and sex. If the answers to these questions are not correct for a Covered Insured, the Death Benefit for such Covered Insured will be adjusted in accordance with the Misstatement of Age or Sex section of the policy.

        Suicide.    If any Covered Insured commits suicide while sane or insane within two years from the Effective Date of Coverage, the Company's total liability with respect to such Covered Insured shall be limited to the aggregate Cost of Insurance deducted under this rider for such Covered Insured.

        If any Covered Insured commits suicide while sane or insane within two years from the effective date of any increase in Benefit Amount, the Company's total liability with respect to such increase shall be limited to the aggregate Cost of Insurance deducted for such increase.

        Contestability.    The contestability limitation contained in the policy applies to claims under this rider. The period of contestability will be measured from the Effective Date of Coverage.

        Termination.    The Owner may terminate this rider or coverage on any Covered Insured at any time by written request to the Company. Termination shall occur on the monthly anniversary day that falls on or next follows the date the request is received by the Company. This rider shall immediately terminate when the policy is terminated or when the policy value minus any policy debt of the policy is less than or equal to zero. Coverage on any Covered Insured shall immediately terminate when such person attains age 100.

        Values.    This rider has no cash or loan values.

        Reserves.    The reserve basis for this rider is the same as the reserve basis for the policy.

        Signed for the Company as of the Effective Date of Coverage.

                      PROTECTIVE LIFE INSURANCE COMPANY

                      ABCDEF

                      Secretary

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Exhibit 4.(c)
FLEXIBLE COVERAGE TERM RIDER